Exhibit 99.1
7 June 2022
National Grid plc ('National Grid' or 'the Company')

Publication of Annual Report and Accounts and
Notice of 2022 Annual General Meeting

In compliance with Listing Rule 9.6.1 and Disclosure Guidance and Transparency Rule (‘DTR’) 4.1, National Grid has today published the following documents:
•Annual Report and Accounts 2021/22
•Annual Report on Form 20-F 2021/22
•Notice of 2022 Annual General Meeting ('AGM')
•Responsible Business Report 2021/22

The documents listed above are available electronically on National Grid's website at https://www.nationalgrid.com/investors/resources.

In compliance with Listing Rules 9.6.1 and 9.6.3, the Annual Report and Accounts 2021/22 and Notice of 2022 AGM have been submitted to the Financial Conduct Authority via the National Storage Mechanism (‘NSM’) and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

In addition, in accordance with Section 203.01 of the New York Stock Exchange Listed Company Manual the Annual Report on Form 20-F 2021/22 has today been filed with the US Securities and Exchange Commission and will shortly be available at www.sec.gov.

Notice of 2022 AGM

The 2022 AGM of National Grid plc will be held at 10.00am on Monday 11 July 2022 at Royal Lancaster London, Lancaster Terrace, London W2 2TY. In order to be able to facilitate the attendance of shareholders, please note that additional guests (other than carers attending with shareholders) will not be permitted to attend.

The meeting will be held as a hybrid meeting and shareholders can also join via the electronic meeting platform to vote and ask questions live in the meeting. For more details on how to vote at this year’s AGM and how to join the meeting electronically please refer to the Notice of 2022 AGM which can be found at https://www.nationalgrid.com/investors/shareholder-information/agm.

Compliance with DTR 6.3.5R
For the purposes of complying with the DTRs and the requirements imposed on issuers through the DTRs, information required to be communicated with the media in unedited full text was included in the Annual Report and Accounts 2021/22. The Annual Report and Accounts 2021/22 was submitted to the NSM and will shortly be available for inspection. It is also available at https://www.nationalgrid.com/investors/resources.

This announcement is made in accordance with DTR 6.3.5R(1A).

Megan Barnes
Head of Company Secretariat